UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica announces proposed offering of ordinary shares

December 8, 2020 – Atlantica Sustainable Infrastructure plc (“Atlantica,” or the “Company,” NASDAQ: AY) announced that it has launched an underwritten public offering of 4,300,000 ordinary shares (the “Public Offering”). Atlantica has also granted the underwriters an option to purchase up to an additional 15% of ordinary shares sold in the offering at the public offering price, which can be exercised by no later than December 28, 2020.

In addition, Algonquin Power & Utilities Corp. (“Algonquin”), Atlantica’s significant shareholder, is expected to commit to purchase ordinary shares of the Company in a private placement (the “Private Placement” and, together with the Public Offering, the “Transaction”), thereby maintaining its current 44.2% equity interest in Atlantica, at the share price in the Public Offering. The Private Placement is expected to close in January 2021, subject to customary closing conditions.

Atlantica intends to use the proceeds of the Transaction to finance growth opportunities and for general corporate purposes.

For the proposed offering of ordinary shares BofA Securities is acting as sole lead book-running manager and CIBC Capital Markets and MUFG Securities Americas Inc. are acting as senior co-managers.

The Transaction will be effected by way of a cash box structure and will be made on a non-pre-emptive basis.

The ordinary shares to be issued in the Public Offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-226611). Such ordinary shares may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the Public Offering may be obtained at the SEC’s website at http://www.sec.gov. A copy of the prospectus supplement may be obtained from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department or via email dg.prospectus_requests@bofa.com.

The ordinary shares to be offered pursuant to the Private Placement have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This notice is issued pursuant to Rule 135c under the Securities Act, and does not constitute an offer to sell, nor a solicitation for an offer to purchase, the securities referenced herein.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the ordinary shares of Atlantica or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

This notice and any other documents or materials relating to the Transaction are for distribution (a) within the United Kingdom and in the European Economic Area only to persons who are “qualified investors” (as defined in Regulation (EU) 2017/1129) (“Qualified Investors”) and (b) in the United Kingdom, to Qualified Investors who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 in connection with the issue or sale of the ordinary shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the ordinary shares are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the ordinary shares relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
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About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding the expected closing, exercise of the over-allotment option, and use of proceeds of the Transaction. These forward-looking statements can be identified by the use of terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Examples of forward-looking statements include, but are not limited to, statements relating to the terms and timing of completion of the Transaction.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated above, including those factors discussed under “Item 1.A—“Risk Factors” in our quarterly report for the nine-month period ended September 30, 2020 furnished on Form 6-K on November 6, 2020, and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report filed for the fiscal year ended December 31, 2019 filed on Form 20-F. Atlantica undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlantica.com	Investor Relations & Communication Leire Perez Tel: +44 20 3499 0465 E-mail: ir@atlantica.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: December 8, 2020
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